Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC
Canada V6A, 1B6

February [__], 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:

Angiotech Pharmaceuticals, Inc. — Form 40-F for the Fiscal Year Ended

December 31, 2006 (File No. 000-030334)

Dear Mr. Rosenberg:

This relates to your letter dated December 19, 2007 setting forth comments regarding the Form 40-F for the fiscal year ended December 31, 2006 (the “2006 Form 40-F”) of Angiotech Pharmaceuticals, Inc. (“Angiotech”).

To facilitate your consideration of Angiotech’s response, we have included below the comments and have provided Angiotech’s response immediately following.

Angiotech acknowledges that (i) Angiotech is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) Angiotech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In our responses, we have proposed making certain disclosures in our future filings.  We are doing so in response to the Staff’s comments and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.

Form 40-F – December 31, 2006

Exhibit 2

2.  Summary of Significant Accounting Policies, page 49

(o) Stock-based compensation, page 51

1.

Please revise to clarify how you use historic forfeiture rates to determine the expected life of employee stock options.

Response:

Our disclosure for the year ended December 31, 2006 states:

“The expected life of employee stock options is based on historic forfeiture rates.”

Although historic forfeiture rates are a criterion used to determine the expected life of employee stock options, we also consider certain additional criteria when we calculate the expected life of employee stock options.  Accordingly, we propose to revise our disclosure on this item for the year ended December 31, 2007 to read as follows:

“The expected life of employee stock options is based on a number of factors including historic exercise patterns, cancellation and forfeiture rates, the vesting period and contractual term of the options.”

Note 5.  Business Acquisitions

2.

With regard to American Medical Instruments please explain what “drug coating existing medical devices” is and why that value is included in goodwill rather than as part of the value of the developed products acquired.

Response:

The relevant part of our disclosure for the year ended December 31, 2006 states:

“Various factors contributed to the establishment of goodwill, including: access to established manufacturing facilities and distribution centers for pipeline products; the value of AMI’s trained assembled work force as of the acquisition date; the expected revenue growth over time that is attributable to expanded indications and increased market penetration from future products and customers; the incremental value from drug coating existing medical devices; and the synergies expected to result from combining infrastructures, reducing combined operational spend and program reprioritization.”

The purpose of the disclosure is to satisfy the requirements of FAS 141, paragraph 51(b) which requires us to disclose “The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill”.

Angiotech did not acquire “drug coating existing medical devices”.  The drug coating technology is intellectual property that was owned by Angiotech prior to our acquisition of American Medical Instruments.  The existing medical devices are those of the acquired company (AMI).  Our disclosure is meant to inform the reader that we paid a purchase price that exceeded fair value of acquired net assets for a number of reasons, including our expectation that we will derive considerable value from applying our drug coating technology to the existing medical devices we acquired.

Note 10.  Short and long term investments, page 60

3.

Your disclosure indicates that the gross unrealized loss at December 31, 2006 relates to one investment security in a biotech company which has been in a loss position for greater than 12 months.  Please tell us how long the security has been in a loss position and justify why an other-than-temporary impairment was not warranted in 2006.

Response:

This investment security was issued by a publicly traded biotechnology company.  We purchased this investment security at $4.40 per share on July 2, 2004 and the investment had a carrying value of $4.40 per share at December 31, 2006.

During the year ended December 31, 2006, the stock price of the security was somewhat volatile, closing at $3.63 per share and fluctuating between approximately $5.05 and $3. 20 based on intraday highs and lows.  Although we had an unrealized loss at December 31, 2005 of approximately $2.3 million, the stock recovered during 2006 and closed above our carrying value of $4.40 per share in both the first and second quarters of 2006.  Accordingly, our disclosure that the security had been in a loss position for greater than 12 months was not technically accurate as the loss position was not continuous given the recoveries above cost in the first and second quarters of 2006.

We also considered factors related to the company’s financial condition and operational performance, including:

•

the sales of the company’s commercial products increased, when compared to the prior year, due to the continued expansion of the company’s product portfolio as well as improved market penetration in the U.S,

•

the company had greater than 12 months cash on hand to fund its continued operations,

•

we did not identify any specific events that would have triggered a decline in share price,

•

at December 31, 2006, we had the ability and intent based on cash flow projections to hold investments with unrealized losses until recovery, and

•

we have a strategic relationship with the investee which contributed to our intent to hold the investment until the unrealized loss was recovered.

Based on the above facts, we concluded that we did not need to recognize an other-than-temporary impairment on this investment as the investment recovered during the second quarter of 2006 above our carrying value of $4.40 per share and no financial or operational difficulties were identified to have caused the decline in the second half of 2006.  Rather, we considered the decline to be part of the general decline in the stock market during most of 2006 and part of the normal volatility associated with such securities.

*****

Please direct any questions or comments regarding this letter to me at (604) 221-6983. Our fax number is (604) 221-2330.  We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comment.

Very truly yours,

K. Thomas Bailey

Chief Financial Officer

cc:

Sasha Parikh

Lisa Vanjoske

(Securities and Exchange Commission)

Alison S. Ressler

(Sullivan & Cromwell LLP)

John DeLucchi
(PricewaterhouseCoopers LLP)

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